Exhibit 99.1

360 Finance Announces Change to Board of Directors

SHANGHAI, China, May 28, 2020 (GLOBE NEWSWIRE) — 360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”), a leading digital consumer finance platform, today announced that Mr. Dan Zhao has been appointed as a director on the board of directors of the Company (the “Board”), effective immediately.

Mr. Dan Zhao is currently the vice president of 360 Group. Before joining 360 Group in January 2013, Mr. Zhao served as a senior manager of internal audit in Alibaba Group (NYSE: BABA) from November 2007. From September 2006 to November 2007, Mr. Zhao worked for KPMG Huazhen LLP as an associate manager. Mr. Zhao received his bachelor’s degree in international enterprise management from the University of Shanghai for Science and Technology in 2002, and his master’s degree in international business and economics from the University of Konstanz in 2004.

Mr. Hongyi Zhou, the chairman of the Board, commented, “We are pleased to welcome Mr. Dan Zhao to our Board. We believe his rich experience and financial expertise will be a valuable asset to 360 Finance as we continue to sustainably grow our business and deliver long-term shareholder value.”

About 360 Finance

360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”) is a leading digital consumer finance platform and the finance partner of the 360 Group. The Company provides tailored online consumer finance products to prime, underserved borrowers funded primarily by its funding partners. The Company’s proprietary technology platform enables a unique user experience supported by resolute risk management. When coupled with its partnership with 360 Group, the Company’s technology translates to a meaningful borrower acquisition, borrower retention and funding advantage, supporting the rapid growth and scaling of its business.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 360 Finance may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 360 Finance’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks and uncertainties is included in 360 Finance’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and 360 Finance does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 Finance

E-mail: ir@360jinrong.net

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com